Securities and Exchange Commission,
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Boston Financial Qualified Housing Tax Credits L. P. II
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Scott M. Herpich
LATHROP & GAGE L.C.
2345 Grand Avenue, Suite 2800
Kansas City, Missouri 64108-2684
(816) 292-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

04/12/06
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Park G.P., Inc. 43-1838322

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	20 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	20 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			20 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			0.03%

(14) Type of Reporting Person (See Instructions) CO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Paco Development, L.L.C. 05-0578540

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	7,132 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	7,132 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			7,132 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			11.89%

(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Anise, L.L.C. 04-3044617

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	1,090 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	1,090 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			1,090 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			1.82%

(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
SLCas, L.L.C. 20-1027865

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
Missouri.

Number of Shares	(7)	Sole Voting Power	7,152 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	7,152 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			7,152 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			11.92%

(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Sandra L. Castetter

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	7,152 Units
Beneficially
Owned by Each	(8)	Shared Voting Power
Reporting
Person	(9)	Sole Dispositive Power	7,152 Units
With
	(10)	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			7,152 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			11.92%

(14) Type of Reporting Person (See Instructions) IN

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Christopher J. Garlich Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	1,090 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	1,090 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			1,090 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			1.82%

(14) Type of Reporting Person (See Instructions) OO

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Christopher J. Garlich, as trustee of the Christopher J. Garlich Trust

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	1,090 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	1,090 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			1,090 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			1.82%

(14) Type of Reporting Person (See Instructions) IN

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Jose L. Evans

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	1,090 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	1,090 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			1,090 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			1.82%

(14) Type of Reporting Person (See Instructions) IN

(1) Names of reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
Denise Evans

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❒

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	1,090 Units
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	1,090 Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			1,090 Units

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)			1.82%

(14) Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

The Schedule 13D (the "Schedule 13D") previously filed by the following persons (collectively, the "Initial Reporting Persons"): (i) Park G.P., Inc., a Missouri corporation, (ii) Paco Development, L.L.C., a Missouri limited liability company, (iii) SLCas, L.L.C., a Missouri limited liability company, and (iv) Sandra L. Castetter, with respect to units of limited partnership (the "Units"), Boston Financial Qualified Housing Tax Credits L. P. II, a Delaware limited partnership (the "Issuer"), as amended and supplemented by that certain Amendment No. 1 to the Schedule 13D ("Amendment No. 1"), filed by the Initial Reporting Persons with the additional following persons: (i) Anise, L.L.C., a Missouri limited liability company, (ii) Christopher J. Garlich Trust, a trust, (iii) Christopher J. Garlich, as trustee of the Garlich Trust, (iv) Jose L. Evans, and (v) Denise Evans (collectively with the Initial Reporting Persons, the "Reporting Persons").

This Amendment No. 2 is being filed jointly by the Reporting Persons. Except as indicated below, all other information set forth in the Schedule 13D, as amended by Amendment No. 1 remains unchanged.

Item 4. Purpose of the Transaction.

The first paragraph of Item 4 is deleted in its entirety and replaced with the following:

Each of the Reporting Persons acquired the Units to obtain a substantial equity interest in the Issuer for investment purposes. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

Item 5. Interest in Securities of the Issuer.

Subsection (c) of Item 5 is amended and restated in its entirety as follows

(c) The Reporting Persons effected transactions resulting in acquisitions of the following amounts in the past 60 days. Although the Reporting Persons below have an agreement to acquire the Units set forth below, the Issuer's general partner controls the timing of the transfer of these Units, and has indicated it may deny the transfer of Units. Thus, until the Issuer's transfer agent provides confirmation of transfers, which occurs on a quarterly basis, the Reporting Persons below cannot be certain that the Units will be transferred.

(i) Paco has agreements to purchase approximately 320 Units for a price of $65 per Unit pursuant to an offer to purchase sent to the Issuer's limited partners. These Units have not yet been confirmed by the Issuer and are subject to a right of withdrawal, and thus, are not included in the totals set forth on the cover pages to this Amendment No. 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following paragraph is added to Amendment No. 1:

None of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Units, including, but not limited to, transfer or voting of any such Units, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PARK G.P., INC.

By:  /s/ DeAnn Duffield
DeAnn Duffield, President

Dated: April 21, 2006

PACO DEVELOPMENT, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

Dated: April 21, 2006

ANISE, L.L.C.

By:  /s/ Erik Lund
Erik Lund, Manager

Dated: April 21, 2006

SLCas, L.L.C.

By:  /s/ DeAnn Duffield
DeAnn Duffield, Manager

Dated: April 21, 2006

                             /s/ Sandra L. Castetter
Sandra L. Castetter

Dated: April 21, 2006

CHRISTOPHER J. GARLICH TRUST

By:  /s/ Christopher Garlich
Christopher J. Garlich, Trustee

Dated: April 21, 2006

                              /s/ Christopher Garlich
Christopher J. Garlich, as sole trustee of the
Christopher J. Garlich Trust

Dated: April 21, 2006

                              /s/ Jose L. Evans
Jose L. Evans

Dated: April 21, 2006

                              /s/ Denise Evans
Denise Evans

Dated: April 21, 2006